

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Mr. James Miller
Chief Financial Officer
Barrett Business Services
8100 NE Parkway Drive
Suite 200
Vancouver, WA 98662

      Re: Barrett Business Services
             Form 10-K for the fiscal year ended December 31, 2010
             Filed April 1, 2011
             File No. 0-21886

Dear Mr. Miller:

      We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Goodwill and intangible assets, page F-9

1.   We note that you only have one reporting unit. However, in describing your operating strategy on page 4, you stated that you have a "decentralized and autonomous management philosophy … at the branch level." Tell us your consideration of each of your branches as a reporting unit and an operating segment.

2.   Please explain to us why your insurance subsidiaries are not considered to be separate operating segments. Refer to paragraphs 50-1 and 50-2 of ASC 280-10.

Fair Value of Financial Instruments and Concentration of Credit Risk page F-17

3.   For each class of security with fair value measurements using significant other observable inputs (Level 2)

a. please include a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach, or the cost approach, and the inputs used in determining the fair values of each class of assets or liabilities

b. if there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach or the use of an additional valuation technique), please disclose that change and the reason for making it.

Related Party Transactions, page F-24

4. Tell us how you tested for impairment that asset group which includes the 1.25 acres of river front property and what your conclusion was.

 Subsequent Event, page F-32

5. Tell us how you accounted for Mr.Sheretz' key man life insurance policy in the financial statements.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director